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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                          SangStat Medical Corporation.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    801003104
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                                 (CUSIP Number)

                      Jose M. de Lasa, 100 Abbott Park Road
              Abbott Park, Illinois 60064-3500; Phone 847 937 8905
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ _ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 801003014
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1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Abbott Laboratories
                  IRS Identification No. 36-0698440
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [   ]
                                                              (b)      [   ]
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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS

         OO (see Item 3 below)
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5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         [   ]
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
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NUMBER OF                           (7)   SOLE VOTING POWER
SHARES                                    893,996
BENEFICIALLY                              ------------------------------------
OWNED BY                            (8)   SHARED VOTING POWER
EACH                                      0
REPORTING                                 ------------------------------------
PERSON WITH                         (9)   SOLE DISPOSITIVE POWER
                                          893,996
                                          ------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                          0
                                          ------------------------------------
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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         893,996
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12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                     [   ]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.4% (see Item 5 below)
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14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
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                                Page 2 of 8 pages

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ITEM 1.  SECURITY AND ISSUER

                  This statement relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of SangStat Medical Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6300 Dumbarton Circle, Fremont, California 94555.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

                  The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

                  (d) and (e) Neither Abbott, nor to the best of its knowledge, any person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Abbott has acquired an aggregate of 893,996 shares of Common Stock (the "Shares"), of which 534,157 (the "Initial Shares") were acquired on May 10, 1999; and 359,839 (the "Additional Shares") were acquired on August 6, 1999. The aggregate $14,000,000 purchase price of the Shares consists of a purchase price of $7,000,000 each for the Initial Shares and the Additional Shares. The source of funds for the Shares is Abbott's general assets.

ITEM 4.  PURPOSE OF THE ACQUISITION

                  Abbott acquired the Shares as an investment and in connection with its co-promotion alliance with the Issuer.

                                Page 3 of 8 pages

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                  Abbott intends to monitor its interests in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Abbott may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, and take such other actions as Abbott may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, Abbott has no present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and
Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements and its contractual obligations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) Abbott is the beneficial owner of the Shares, representing approximately 5.4% of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended March 31, 1999.

                  (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

                  (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

                  (d) No one other than Abbott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The summaries of certain terms of the following agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the agreements and reference is made to the full text of such agreements which are filed as exhibits to this Statement and are incorporated herein by reference.

A.       STOCK PURCHASE AGREEMENT

                                Page 4 of 8 pages

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                  Abbott purchased the Initial Shares pursuant to a Stock
Purchase Agreement, dated May 7, 1999 (the "Stock Purchase Agreement"), by and between Abbott and the Issuer. The Stock Purchase Agreement provides that, on or before the ninetieth day following the signing of the agreement, the Issuer may at its sole discretion sell to Abbott additional shares of Common Stock at a price equal to the lesser of: (i) $19.99; or (ii) the average of the closing prices, as quoted on the Nasdaq National Market, on each of the 20 trading days immediately preceding the day which is 90 days after the signing of the Stock Purchase Agreement. The Issuer exercised this right on August 4, 1999. Under the terms of the Stock Purchase Agreement, Abbott may not, among other things, sell the Shares before December 31, 2001 without the Issuer's prior consent.

B.       REGISTRATION RIGHTS AGREEMENT

                  The Registration Rights Agreement, dated May 7, 1999 (the "Registration Rights Agreement"), is by and between Abbott and the Issuer. The Registration Rights Agreement covers the Issuer's Common Stock issued to Abbott under the Stock Purchase Agreement and any Common Stock of the Issuer issued as a dividend or other distribution with respect to such Common Stock (the "Registrable Securities"). After November 15, 2001, if the issuer receives a written request from Abbott or a transferee of Abbott with registration rights assigned under the Registration Rights Agreement (the "Holder"), the Issuer shall use commercially reasonable efforts to file a registration statement on Form S-3 or such other registration statement as is the available. The Issuer is responsible for registration expenses except underwriting discounts, commissions, legal and accounting fees incurred by the Holder. Abbott may transfer its registration rights subject to certain specified conditions contained in Section 1.6 of the Registration Rights Agreement. Under certain circumstances, the Registration Rights Agreement terminates if all Registrable Securities may be sold under Rule 144 promulgated under the Securities Exchange Act of 1934, as amended.

C.       CALL OPTION AGREEMENT

                  The Call Option Agreement by and between Abbott and the Issuer is dated May 7, 1999 (the "Call Option Agreement"). Under the Call Option Agreement, Abbott grants the Issuer the right to repurchase the Shares at any time until December 31, 2001 (the "Call Option"). The Issuer may exercise the Call Option for the Initial Shares or the Additional Shares or both, in whole or in part. The exercise price of the Call Option for the Initial Shares is two times the price per Initial Share paid by Abbott under the Stock Purchase Agreement. The exercise price of the Call Option for the Additional Shares is two times the price per Additional Share paid by Abbott under the Stock Purchase Agreement.

D.       RIGHT OF FIRST REFUSAL AGREEMENT

                  The Right of First Refusal Agreement, dated May 7, 1999 (the "First Refusal Agreement"), is by and between Abbott and the Issuer. Under its terms, Abbott must give the

                                Page 5 of 8 pages

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Issuer notice if, after December 31, 2001, Abbott proposes to transfer any of the Shares (the "Offered Shares") to one or more third parties or in an open market transaction. For a period of 30 days after receipt of such notice, the Issuer has the option to purchase the Offered Shares at the same price and on the same material terms and conditions as proposed to be transferred or sold by Abbott. The Issuer may purchase all of the Offered Shares if the Abbott notice proposes a transfer to one or more third parties in a transaction not in the open market, or purchase all or a portion of the Offered Shares if the Abbott notice proposes an open market transaction. If such transfer or sale is on the open market, the purchase price for the Issuer shall be the average of the closing prices of the Issuer's Common Stock, as quoted on the Nasdaq National Market, on each of the 20 trading days immediately preceding the date of Abbott's notice of transfer. The Issuer's right terminates if the Issuer does not exercise its right within the stated time period.

                  Notwithstanding the restrictions above, Abbott may sell or assign Shares to any affiliate or successor in interest if such transferee or successor executes documents assuming Abbott's obligations under the First Refusal Agreement.

                  If the purchase price is payable in property other than cash or evidences of indebtedness, the Issuer may pay such purchase price in the form of cash equal in amount to the value of such property. If Abbott and the Issuer cannot agree on the cash value within 10 days after the Issuer receives notice of transfer from Abbott, the valuation shall be made by an appraiser selected by Abbott and the Issuer. If they cannot agree on an appraiser within 20 days of the receipt of the notice, each shall select an appraiser and the two appraisers shall select a third appraiser, whose appraisal shall determine the pertinent value. Any selected appraiser must be of recognized standing.

                  The First Refusal Agreement terminates on the earlier of: (i) December 31, 2004; and (ii) the closing of the Issuer's sale of all or substantially all of its assets or the acquisition of the Issuer by another entity through a merger, consolidation or other transaction or series of related transactions resulting in the exchange of the outstanding shares of the Issuer's capital stock such that the stockholders of the Issuer prior to such transaction own less than 50% of the voting power of the surviving entity.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 1 -       Information Concerning Executive Officers and
                    Directors of Abbott Laboratories.

  Exhibit 2 -       Stock Purchase Agreement, dated as of May 7, 1999.

  Exhibit 3 -       Registration Rights Agreement, dated as of May 7, 1999.

  Exhibit 4 -       Call Option Agreement, dated as of May 7, 1999.

                                Page 6 of 8 pages


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  Exhibit 5 -       Right of First Refusal Agreement, dated as of May 7, 1999.

                           *********************************


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Abbott Laboratories



DATED: August 13, 1999              By: /s/ Gary P. Coughlan
                                       ---------------------------------------
                                       Gary P. Coughlan, Senior Vice President,
                                       Finance and Chief Financial Officer

                                Page 7 of 8 pages


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                                  EXHIBIT INDEX


Exhibit Number       Description
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    1                Information Concerning Executive Officers and Directors of
                     Abbott Laboratories.

    2                Stock Purchase Agreement, dated as of May 7, 1999.

    3                Registration Rights Agreement, dated as of May 7, 1999.

    4                Call Option Agreement, dated as of May 7, 1999.

    5                Right of First Refusal Agreement, dated as of May 7, 1999.

                                Page 8 of 8 pages